Direct Line: (212) 859-8428

Fax: (212) 859-4000

Daniel.Bursky@friedfrank.com

November 15, 2010

Justin Dobbie

J. Nolan McWilliams

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cooper-Standard Holdings Inc. Registration Statement on Form S-1 Filed July 26, 2010 (the “Registration Statement”) File No. 333-168316

Dear Messrs. Dobbie and McWilliams:

On behalf of Cooper-Standard Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission pre-effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement. The Registration Statement has been revised in response to the comment letter, dated November 9, 2010, of the staff of the Division of Corporation Finance (the “Staff”) and generally updates financial and other information.

In addition, we are providing the following responses to the Staff’s comment letter regarding the Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence in italics below. All references herein to page numbers are to page numbers in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company. This letter is being filed with Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Combined Quarterly Financial Results of the Predecessor and Successor, page 46

1.	With respect to fresh start accounting, it is generally not appropriate to include a discussion of operating results on a combined basis for the pre- and post- fresh start accounting periods. Please revise your disclosures accordingly.

Response:

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In response to the Staff’s comment, the Company has revised the applicable disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Financial Information” and “Summary—Summary Financial Information” section of Amendment No. 2, and elsewhere therein as appropriate, to present an uncombined discussion of the results of operations of the Company for the four months ended May 31, 2010 and the five months ended September 30, 2010.

Exhibit 5.1

2.	We note your response to our prior comment 2. Counsel’s opinion does not appear to cover all of the shares of preferred stock or common stock issuable upon conversion of the preferred stock that are included in the fee table. Please revise or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that counsel’s opinion filed with Amendment No. 2 as Exhibit 5.1 covers all of the shares of preferred stock that have been issued and are currently outstanding (other than shares of preferred stock held by certain members of management which are not covered by the Registration Statement) and the shares of common stock issuable upon conversion of such preferred stock, which are indicated on the cover page of the prospectus included within Amendment No. 2 and are included in the fee table on the cover page of Amendment No. 2 .

The fee table on the cover page of Amendment No. 2 also includes 150,427 additional shares of preferred stock and 645,451 shares of common stock issuable upon conversion of such additional shares of preferred stock to account for a bona fide estimate of future payment in kind dividend payments on outstanding shares of preferred stock in response to the Staff’s prior comment 3 in its comment letter to the Company dated November 2, 2010.

The Company has paid dividends on the preferred stock in cash for the prior two fiscal quarters. In the event that the Company elects to pay a subsequent fiscal quarter’s dividend in kind, the Company will file a post-effective amendment to the Registration Statement to reflect the additional shares of preferred stock and shares of common stock issuable upon conversion of such shares of preferred stock on the cover page of the prospectus included therewith and will accompany such post-effective amendment with a counsel’s opinion reflecting such additional shares of preferred stock and common stock.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8428.

Sincerely,

/s/ Daniel J. Bursky

Daniel J. Bursky

cc:       Timothy W. Hefferon, Esq. (Cooper-Standard Holdings Inc.)

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